April 24, 2012

Linda Cvrkel, Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Frisch’s Restaurants, Inc.

Form 10-K for the Fiscal Year Ended May 31, 2011, filed July 29, 2011

Form 10-Q for the Quarter Ended March 6, 2012, filed April 6, 2012

File No. 001-07323

Dear Ms. Cvrkel:

I am responding on behalf of Frisch’s Restaurants, Inc. (“Company”) to comments in your April 10, 2012 letter.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended May 31, 2011

General

1. We note that on March 12, 2012 you issued a press release in which you disclosed that you had entered into an asset purchase agreement to sell substantially all your Golden Corral operations. Please tell us the amount of the gain or loss, if any, you expect to recognize as a result of the transaction.

RESPONSE: We are submitting our response to this question under separate cover because we are requesting that the response be treated confidentially pursuant to Rule 83 (17 CFR 200.83).

Big Boy Restaurant Operations, page 2

2. Refer to the second full paragraph on page 3. We note your presentation of system-wide Big Boy restaurant gross sales which includes sales generated by restaurants that you license to others. The disclosure of system-wide sales represents the presentation of a non-GAAP financial measure which is not appropriate. In this regard, we believe this non-GAAP financial measure cannot be reconciled, as required by SEC Release No. 33-8176 and item 10(e) of Regulation S-K, because the revenues of the licensed restaurants are not reflected in your financial statements. Generally, non-GAAP financial measures exclude one or more “non-recurring” items or can be calculated using elements derived from your financial presentations. Also, Item 10(e) of Regulation S-K requires disclosure of the reasons why the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. We believe no substantive justification exists for aggregating the revenues of company-owned and licensed restaurants. However, we would not object to the presentation of the revenues of your licensed restaurants, provided the presentation is made in the context of explaining how you derive franchise fees and royalties from your licensees. Please confirm that in future filings you will revise this section accordingly.

RESPONSE: Being a non-GAAP financial measure, the Company confirms that in future filings it will not present a disclosure of system-wide Big Boy restaurant gross sales.

Consolidated Financial Statements

Balance Sheet, page 38

3. We note from the balance sheet that accrued expenses represent approximately 35% of total current liabilities. Please revise to disclose the nature of any amount included in accrued expenses that is greater than 5% of total current liabilities. See Rule 5-02(20) of Regulation S-X.

RESPONSE: The Company will provide a footnote to its consolidated financial statements in future filings that will disclose the nature of any amount included in accrued expenses that is greater than 5% of total current liabilities. Below is the detail which would have been contained in the footnote for your information. Please note that no individual item in “Other accrued expenses” is greater than 5% of total current liabilities.

	May 31, 2011	June 1, 2010
Accrued Expenses
Salaries, wages and related expenses	$6,215,895	$6,405,903
Accrued property taxes	2,595,622	2,736,135
Other accrued expenses	1,271,712	499,267

Total accrued expenses	$10,083,229	$9,641,305

Notes to Financial Statements

Note A, Accounting Policies

Property and Equipment, page 43

4. We note your disclosure that surplus property that is no longer needed by the Company, including two former Big Boy restaurants (one ceased operations in fiscal 2008 and the other closed in fiscal year 2009) is classified as “property held for sale” on the balance sheet. All of the surplus property is stated at estimated fair value expected to be received upon sale. Please tell us how your accounting for this property held for sale complies with the guidance in ASC 360-10-35-43. Also, in light of the fact that these restaurants ceased operations or were closed in fiscal 2008 and 2009, please tell us why you believe that these restaurants continue to meet the criteria in ASC 360-10-45-9 required to be classified as held for sale as of May 31, 2011. Similarly, please address the classification of these assets as “held for sale” as of March 6, 2012 and explain to us why you believe it is appropriate and meets the guidance in ASC 360-10-45-9.

RESPONSE: The Company measures “Property held for sale” at the lower of its carrying amount or fair value, less cost to sell, which is reviewed each quarter. Future filings will state that this is the Company’s policy. These assets are not depreciated, but do continue to accrue other expenses, such as real estate taxes and maintenance costs in accordance with ASC 360-10-35-43.

In accordance with ASC 360-10-45-9 the Company has committed to a plan to sell all assets classified as “Property held for sale.” Management, including the CEO, must approve all transfers of assets into this classification. All of the properties are available for immediate sale in their present condition. All of the properties continue to be actively marketed by real estate brokers and this activity is monitored by management. The price at which the property is marketed is believed to be reasonable and will periodically be changed. The Company has completely ceased utilizing these properties and has no intent or history of withdrawing the plan to dispose of the properties. At least annually, the Company evaluates the classification of these properties in accordance with ASC 360-10-45-11(c). “Property held for sale” is carried on the balance sheet as “Other long-term assets.” The lower of carrying amount or fair value of any individual piece of property is only moved to current assets when a viable sales contract is pending (the sale becomes probable) at the balance sheet date. Since none of the “Property held for sale” is used in operations, we believe it would be improper to reclassify it to “property held for use” if it does not sell in one year. Accordingly, we do not believe it is appropriate to make changes in future filings for this item.

As of March 6, 2012, our response is the same as above.

5. We note your disclosure that the fair value of land on which construction is not likely within the next 12 months is classified as “Investments in land” on the balance sheet. Please tell us why you believe it is appropriate to record this investment in land at fair value. We also note that in prior periods you disclosed that valuation of this asset as cost of land, not fair value. Also, please tell us the nature of the increase to the “investment in land asset” from May 31, 2011 to March 6, 2012. If the amount is due to an increase in fair value please explain to us how you determined or calculated that amount. Please include the disclosures required by ASC 820-10-50-5.

RESPONSE: Future filings will be clear that land being held for future use, but on which construction is not likely within the next twelve months, is carried at cost, while other tracts of land are carried at the lower of cost or fair value.

The $2,460,986 increase in “Investments in Land” from May 31, 2011 to March 6, 2012 was not due to an increase in fair value. The increase is the result of the reclassification of four properties carried at cost from “Construction in progress” to “Investments in land” when a decision was made in February 2012 that they would not be developed in the near term. This included two tracts of land that have been acquired since May 31, 2011 at a combined cost of $1,166,990. In addition, two tracts of land acquired in fiscal year 2011 at a combined cost of $1,293,996 were reclassified from “Construction in Progress” to the “Investments in land” account.

Note D, Income Taxes, page 53

6. We note your disclosure that Changes in Accounting Method applications filed with the IRS yielded a combined tax deduction in fiscal year 2011 of approximately $10,165,000. Please provide us more details of these Changes in Accounting Method applications including the reason that you determined it was appropriate to file these applications in fiscal 2011. As part of your response, please tell us why these changes were necessary and tell us whether they represent corrections of an error related to prior accounting methods.

RESPONSE: The two automatic Changes in Accounting Method applications that were filed with the IRS were voluntary elections made by the Company in fiscal year 2011. These tax changes were not required but rather were the result of new proposed regulations issued by the IRS. The Change in (tax) Accounting Method for depreciation and amortization was filed to segregate certain restaurant building costs to other allowable categories (shorter recovery periods) for tax depreciation purposes. The Change in (tax) Accounting Method for incidental repairs and maintenance was filed to allow immediate deduction of certain repairs and maintenance costs, replacing the previous tax method that capitalized these costs.

These changes were voluntary elections, which resulted from an analysis completed in fiscal year 2011 that showed how the Company could avail itself of such opportunities. Being voluntary tax elections, these changes do not represent corrections of errors to previously filed tax returns and accordingly any previously issued financial statements. The changes resulted in immediate deductions on the fiscal 2011 tax return, which reduced income tax payable and increased deferred income tax liabilities, while not affecting income tax expense or the resulting effective tax rate. Thus the corresponding period’s financial statements reflect the tax method election.

Signatures, page 78

7. Please confirm that in future filings you will revise the second half of your signature page to include the signature of your principal financial officer and controller or principal accounting officer. Refer to General Instructions D.(2) of Form 10-K. If someone has signed in more than one capacity, indicate each capacity in which he has signed. In this regard, we note that Mr. Walker has only signed the second half of your signature page in his capacity as a director.

RESPONSE: The Company’s Form 10-K for the year ending May 31, 2011 was signed by its Chief Financial Officer (Donald H. Walker), who was also the Company’s Principal Financial Officer and Principal Accounting Officer. The Company acknowledges that on the second half of the signature page, Mr. Walker also should have signed in these same capacities. The Company confirms that in future Form 10-K filings, any persons who hold the dual capacities of membership on the Board of Directors and that of a Corporate Officer, will sign in both capacities.

Form 10-Q for the Quarter Ended March 6, 2012

Note A, Accounting Policies

Impairment of Long-Lived Assets, page 10

8. We note your disclosure that six underperforming Golden Corral restaurants were permanently closed on August 23, 2011 and as a result a non-cash pretax asset impairment charge of $4,000,000 was recorded in the first quarter of fiscal year 2012. Please explain to us and revise to disclose how the fair values of those restaurants were calculated or determined. Also, please revise to include the disclosures required by ASC 820-10-50-5. Please note that ASC 820-10-50-8 requires these disclosures to be made in tabular form.

RESPONSE: As disclosed on page 11 of Form 10-Q for the Quarter Ended March 6, 2012, “Fair values are generally determined by opinions of value provided by real estate brokers and/or management’s judgment, and are considered level three under the fair value hierarchy.” Broker opinions of value and management consider various factors in their fair value estimates such as the sales of comparable area properties, general economic conditions in the area, physical condition and location of the subject property, and general real estate activity in the area, among other factors. The Company confirms that in future filings, this disclosure will be moved to the footnote for “Impairment of Long-Lived Assets.” As a point of further clarification, management’s judgment has been developed through its experience in disposing of former restaurant properties. The Company employs two full-time real estate professionals on its corporate staff.

As these assets are measured at fair value on a nonrecurring basis under ASC 820-10-50-5, the Company confirms that in future filings it will describe how fair value is determined and it will present the information as significant unobservable inputs (level 3 under the fair value hierarchy) in tabular form.

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Gains (Losses)
Long-lived assets held for sale	—	—	$6,909,000	$(3,682,000)

Property Held for Sale/Investments in Land

9. We note your disclosure that as of March 6, 2012, “property held for sale” consisted of three former Big Boy restaurants, six former Golden Corral restaurants and seven other surplus pieces of land. All of the surplus property is stated at estimated fair value expected to be received upon sale. Please explain to us how these assets are accounted for in accordance with ASC 360-10-35-43. As part of your response, please confirm to us that the assets that were reclassified to “property held for sale” during fiscal 2012 meet the criteria listed in ASC 360-10-45-9 to be considered “property held for sale.”

RESPONSE: The Company measures “Property held for sale” at the lower of its carrying amount or fair value, less cost to sell, which is reviewed each quarter. Future filings will state this is the Company’s policy. These assets are not depreciated, but do continue to accrue other expenses, such as real estate taxes and maintenance costs in accordance with ASC 360-10-35-43.

In accordance with ASC 360-10-45-9 the Company has committed to a plan to sell all assets classified as “Property held for sale.” Management, including the CEO, must approve all transfers of assets into this classification. All of the properties are available for immediate sale in their present condition. All of the properties continue to be actively marketed by real estate brokers and this activity is monitored by management. The price at which the property is marketed is believed to be reasonable and will periodically be changed. The Company has completely ceased utilizing these properties and has no intent or history of withdrawing the plan to dispose of the properties. “Property held for sale” is carried on the balance sheet as “Other long-term assets.” The lower of carrying amount or fair value of any individual piece of property is only moved to current assets when a viable sales contract is pending (the sale becomes probable) at the balance sheet date. Since none of the “Property held for sale” is used in operations, we believe it would be improper to reclassify it to “property held for use” if it does not sell in one year. Accordingly, we do not believe it is appropriate to make changes in future filings for this item.

Sincerely,

Frisch’s Restaurants, Inc.

/s/ Mark R. Lanning
Mark R. Lanning, CPA Chief Financial Officer, Principal Financial Officer Principal Accounting Officer

cc:	Craig F. Maier,

Chief Executive Officer